GREAT PANTHER SILVER LIMITED

PRESIDENT'S REPORT

I am extremely pleased to report on what was the most successful year in Great Panther's history. Multiple production records were set at both of our mines in Mexico, we increased our resource base, lowered our cash operating costs to record lows, and achieved positive net income in the fourth quarter, following three preceding quarters of positive corporate cash flow. Having accomplished all of this on the heels of the worst financial meltdown the world has seen in decades makes it that much more rewarding.

In continuing our response to the plunge in commodity prices of 2008, we maintained our focus on cost-controls and production increases through 2009. At Topia, the most significant factor in achieving this goal was the change in smelter contracts in mid-2009, just as we had done for Guanajuato in late 2008. Topia now sells its lead and zinc concentrates to a metal trader in Mexico, resulting in higher revenues. Other measures taken at Topia included the renegotiation of mining contracts in January 2009, a greater focus on production versus development, and an increase in cut-off grades, all of which contributed to lowering our operating costs. At Guanajuato, a similar focus on higher grades and continued mine site efficiencies brought unit costs down dramatically by year end.

With metal prices rising through the year, and the improvement in the Company's balance sheet, Great Panther announced a new three-year growth strategy in September 2009. The three principal goals of this strategy are to increase production to 3.8 million ounces silver equivalent, increase resources to 40 million ounces silver equivalent (a ten-year mine life at this new production rate), and lower unit costs to approximately US$4.00 per silver ounce, net of byproduct credits, by 2012. In order to accelerate this strategy, the Company raised net proceeds of $11.5 million in November in an over-subscribed, syndicate-led equity offering. We immediately ordered new equipment for both mines and embarked upon an aggressive program of mine development and rehabilitation, plant upgrades and a 65,000 metre diamond drill program.

Despite continued volatility in metal markets, the average prices for our four products of silver, gold, lead and zinc, have remained strong into 2010. Great Panther's continued focus is on profitable growth at both Guanajuato and Topia as we firmly believe that both mines have much more to offer. With a strong balance sheet, steady growth and a highly competent and dedicated team, the Company is well positioned to deliver significant value to shareholders in the years ahead.

RESPECTFULLY SUBMITTED

"Robert A. Archer"

Robert A. Archer, P.Geo
President & CEO

May 12, 2010